UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 13, 2024

SPARX HOLDINGS GROUP, INC.

(Exact name of issuer as specified in its charter)

Nevada	92-3402117
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1800D Mineral Spring Avenue, #164,

North Providence, RI 02904

(Full mailing address of principal executive offices)

(401) 830-9878

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.0001 par value

Item 4.	Changes in Issuer’s Certifying Accountant

On May 13, 2024, the Board of Directors approved and the Company engaged Michael Gillespie & Associates, PLLC (PCAOB ID: 6108) as the Company’s new independent registered public accounting firm to perform independent audit services for the fiscal year ended June 30, 2023, and fiscal year ending June 30, 2024.

During the fiscal years ended June 30, 2021, and 2022 and through May 13, 2024, neither the Company nor anyone on its behalf consulted with Michael Gillespie & Associates, PLLC regarding (1) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that Michael Gillespie & Associates, PLLC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibits

None.

Signatures

Pursuant to the requirements of Rule 257 (b)(4) of Regulation A, the issuer has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparx Holdings Group, Inc.

Date:	May 15, 2024	By:	/s/ Cassandra DeNunzio
Cassandra DeNunzio, Chief Executive Officer